U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-05216				September 30, 2020
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Elfun International Equity Fund
4. Address of principal executive office: (number, street, city, state, zip code)

One Iron Street, Boston, MA 02210

Ernst & Young LLP 200 Clarendon Street Boston, MA 02116	Tel: +1 617 266 2000 Fax: +1 617 266 5843 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Elfun International Equity Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Elfun International Equity Fund (the “Trust”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of September 30, 2020. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2020 and with respect to agreement of security purchases and sales, for the period from June 30, 2020 (the date of our last examination) through September 30, 2020:

•	Confirmation of all securities in book entry form held by the Depository Trust Company, Federal Reserve Bank and International Depositories;

•	Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

•	Reconciliation of all securities between the books and records of the Trust and the Custodian;

•

Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company, Federal Reserve Bank and International Depositories and the books and records of the Custodian; and

•

Agreement of one security purchase and one security sale, for each Fund in the Trust, since our last report from the books and records of the Trust to purchase and sales reports from the Trust’s administrator.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that Elfun International Equity Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2020 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Elfun International Equity Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, Massachusetts

January 20, 2022

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

January 20, 2022

We, as members of management of Elfun International Equity Fund (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2020, and from June 30, 2020 through September 30, 2020.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2020, and from June 30, 2020 through September 30, 2020, with respect to securities reflected in the investment account of the Trust.

Elfun International Equity Fund

By:

/s/ Bruce S. Rosenberg

Bruce S. Rosenberg

Treasurer

Information Classification: General